Exhibit 99.1

Sierra Metals Announces Extensions of Shutdowns at Its Peruvian and Mexican Operations in Compliance With Their Government Extended Suspensions of All Non-Essential Activities to Contain the Advancement of COVID-19

In Mexico, as of May 18, 2020, the Suspension of Activities Will Not Be Applicable to Municipalities That Present a Low or Null Transmission of COVID-19

TORONTO--(BUSINESS WIRE)--April 27, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or the “Company”) reports that the Peruvian and Mexican Federal Governments have extended their suspensions of all non-essential activities to contain the advancement of COVID-19 virus. In Peru, the suspension will now continue until May 10, 2020, and in Mexico, the suspension will now continue until May 30, 2020. Also, the Mexican Government has announced that suspension of activities will not apply to the municipalities that present a low or null transmission of COVID-19 as of May 18, 2020. The Mexican Government is expected to set clear guidelines before that time.

These extensions affect the Company’s mining activities in both countries. However, there is a possibility that the Bolivar Mine in Mexico may be able to resume operations on May 18, 2020, based on its remote location. Currently, the Company maintains essential operation and service crews, at both the Yauricocha and Bolivar Mine sites. The Cusi Mine remains in care and maintenance due to its proximity to urban communities.

Igor Gonzales, President and CEO of Sierra Metals commented, “Our team continues to focus on the health, safety, and wellbeing of our workforce. We have retained smaller workforces at both Yauricocha and Bolivar to oversee the critical aspects of our operations, with plans to restart Yauricocha on May 11th, and Bolivar potentially on May 18th. Our primary goal is to facilitate a ramp-up back to normal levels as quickly and efficiently as possible once the suspensions are lifted. Our Cusi employees remain at home during this time, and the Mine remains in care and maintenance.”

He continued, “it is worth noting that we do have flexibility at Yauricocha to run operations at higher throughput levels, which will help us to recover some of the lost production. Also, at Bolivar, we have some potential to increase throughput, to possibly help us recover some of the lost production there as well.”

Due to the continued impact of the COVID-19 related work interuptions at all the Company’s mines, the 2020 production and cost guidance remains suspended until a complete review of operations is completed. The Company continues to evaluate all mines and expects to provide a more comprehensive update as part of the Q1 2020 reporting process.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 30, 2020 in respect of the year ended December 31, 2019 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777